EXHIBIT 99.1

Just Energy Group to Present at the B. Riley FBR 19th Annual Institutional Investor Conference

TORONTO, May 14, 2018 (GLOBE NEWSWIRE) -- Just Energy Group Inc., a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options, today announced that it will participate in the B. Riley FBR 19th Annual Institutional Investor Conference in Santa Monica on May 23rd, 2018.

Chief Executive Officer, Patrick McCullough and Chief Financial Officer, Jim Brown are scheduled to present on Wednesday, May 23rd at 4:00 p.m. PT.

The presentation will be webcast live at the aforementioned time, and archived for 90 days, via the Company’s website at http://www.justenergygroup.com under News & Events. Accessible at the same webpage, the presentation slides will be available during and after the conference.

About Just Energy Group Inc.

Established in 1997, Just Energy is a leading consumer company specializing in electricity and natural gas commodities, energy efficiency solutions, and renewable energy options. With offices located across the United States, Canada, the United Kingdom, Germany, Ireland and Japan, Just Energy serves approximately 1.5 million residential and commercial customers providing homes and businesses with a broad range of energy solutions that deliver comfort, convenience and control. Just Energy Group Inc. is the parent company of Amigo Energy, EdgePower, Green Star Energy, Hudson Energy, Interactive Energy Group, Tara Energy and TerraPass. Visit justenergygroup.com to learn more. Also, find us on Facebook and follow us on Twitter.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are based on current expectations that involve a number of risks and uncertainties which could cause actual results to differ from those anticipated. These risks include, but are not limited to general economic and market conditions, levels of customer natural gas and electricity consumption, rates of customer additions and renewals, rates of customer attrition, fluctuations in natural gas and electricity prices, changes in regulatory regimes, results of litigation and decisions by regulatory authorities, competition and dependence on certain suppliers. Additional information on these and other factors that could affect Just Energy's operations, financial results or dividend levels are included in Just Energy's annual information form and other reports on file with Canadian securities regulatory authorities which can be accessed through the SEDAR website at www.sedar.com, on the U.S. Securities Exchange Commission’s website at www.sec.gov or through Just Energy's website at www.justenergygroup.com.

Neither the Toronto Stock Exchange nor the New York Stock Exchange has approved nor disapproved of the information contained herein.

FOR FURTHER INFORMATION PLEASE CONTACT:

Jim Brown
Chief Financial Officer
Phone: (713) 544-8191
jbrown@justenergy.com

or

Michael Cummings
Investor Relations
Phone:  (617) 461-1101
michael.cummings@alpha-ir.com